Meridian Fund, Inc.

100 Fillmore Street, Suite 325

Denver, CO 80206

November 27, 2024

VIA EDGAR

Megan Miller

Division of Investment Management

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Re:	Meridian Fund, Inc. (the “Registrant”)

File No. 811-04014

Dear Ms. Miller:

On behalf of the Registrant, and with respect to each of the Meridian Growth Fund, Meridian Contrarian Fund, Meridian Hedged Equity Fund and Meridian Small Cap Growth Fund (each a “Fund” and collectively, the “Funds”), the following is the Registrant’s response to the comments of the staff (the “Staff”) of the U.S. Securities and Exchange Commission on October 30, 2024 with regard to the Registrant’s filings on Form N-CSR for the reporting period ended June 30, 2024, as well as the Registrant’s website. Each Staff comment is summarized below, followed by the Registrant’s response to the comment.

1.	Staff Comment: In future reports, please update the caption in the Statement of Operations to indicate that the securities lending income is net of rebates and fees paid to borrowers.

Registrant’s Response: Registrant confirms that, to the extent applicable, the requested caption will be included in the Funds’ Statements of Operations moving forward.

2.

Staff Comment: According to the Notes to Financial Statements, the Funds have certain commitments and contingencies, however, the Statement of Assets and Liabilities does not include a line item that references the Notes to Financial Statements. Please update going forward in accordance with Regulation S-X 6-04.15.

Registrant’s Response: Registrant confirms that the Funds’ Statements of Assets and Liabilities will include the requested line item, to the extent applicable, moving forward.

3.

Staff Comment: With respect to the Meridian Hedged Equity Fund, the Fund’s website seems to include a link to a supplement to the Fund’s prospectus instead of the full prospectus. Please confirm the Fund’s website has all accurate information available for shareholders.

4.

Registrant’s Response: The Funds’ updated prospectuses and Statement of Additional Information (the “SAI”), each dated October 31, 2024, were made available on the Funds’ website in a timely manner. To the extent that any supplements to the Funds’ prospectus and SAI are posted in the future, Registrant confirms that it will seek to maintain all relevant documents on the Funds’ website.

5.	Staff Comment: The Funds’ Form N-PORT reports are posted to the Funds’ website as “Schedule F.” For plain English purposes, consider revising the link to “Quarterly Portfolio Holdings.”

Registrant’s Response: Registrant confirms that the links to the Funds’ Form N-PORT reports will be updated to “Quarterly Portfolio Holdings” moving forward.

6.

Staff Comment: Please review the disclosure contained in the SAI regarding the types of instruments, specifically cash and cash equivalents (which are typically have maturities of three months or less), that can be received as collateral for securities on loan. The Notes to Financial Statements dated June 30, 2024 include reference to maturities longer than three months.

Registrant’s Response: Registrant confirms that U.S. Government Obligations with longer-term maturities are permitted as collateral for securities on loan under the terms of the Funds’ prospectus. Below is information included in the “Securities Lending Risk” disclosure provided in response to the requirements of Item 9 of Form N-1A:

“The Funds may engage in securities lending for the purpose of realizing additional income. Generally, any such loan of portfolio securities will be continuously secured by collateral in accordance with applicable SEC requirements and at least equal to the value of the security loaned. Such collateral will be in the form of cash, marketable securities issued or guaranteed by the U.S. Government or its agencies, or a standby letter of credit issued by qualified banks. The risks in lending portfolio securities, as with other extensions of secured credit, consist of a decline in the value of collateral provided for loaned securities or a decline in the value of any investments made with cash collateral, as well as possible delay in receiving additional collateral or in the recovery of the securities or possible loss of rights in the collateral should the borrower fail financially.”

On November 27, 2024, Registrant filed a supplement to the SAI to conform the language referred to in the Staff’s Comment to the language contained in the prospectus and provided above.

Sincerely,

/s/ David Corkins

David Corkins

President

cc:	Peter H. Schwartz, Esq., Davis Graham & Stubbs LLP